SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

(Amendment No. 3)*

EPOCH HOLDING CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

29428R 10 3

(CUSIP Number)

Jeffrey L. Berenson 667 Madison Avenue New York, NY 10065 (212) 935-7676

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 11, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D/A

CUSIP No. 29428R 10 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JEFFREY L. BERENSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,069,411
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,069,411
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,069,411
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

Epoch Holding Corporation

__________________________________

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (the “Amendment”) is being filed solely to report a decrease in the percentage of the shares of the common stock, par value $0.01 per share (the “Common Stock”) of Epoch Holding Corporation (“Epoch”) beneficially owned or deemed to be beneficially owned by Jeffrey L. Berenson, as described below. As a result of such decrease, Jeffrey L. Berenson has ceased to be the beneficial owner of more than five percent of the Common Stock as of December 11, 2012.

__________________________________

This Amendment amends and supplements, in accordance with Rule 13d-2, the Schedule 13D and amendments thereto previously filed by and on behalf of Jeffrey L. Berenson.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	In the aggregate, Jeffrey L. Berenson beneficially owns, as of December 18, 2012, 1,069,411 shares of Common Stock, representing approximately 4.52% of such class of securities. This percentage of beneficial ownership is based on a total of 23,674,999 shares of Common Stock, consisting of the shares of the Common Stock outstanding as of November 1, 2012, as reported in Epoch’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(b)	Jeffrey L. Berenson has the authority to vote and dispose of the shares of Common Stock held by him and reported in this statement on Schedule 13D.

(c)	Except as otherwise described below, Jeffrey L. Berenson has not effected any transaction in shares of the Common Stock from December 10, 2012 (the date of the most recent filing on Schedule 13D by Jeffrey L. Berenson) to December 18, 2012:

•	On December 10, 2012, Jeffrey L. Berenson sold 400,000 shares of Common Stock on the open market at a weighted average price of $27.75 per share;

•	On December 11, 2012, Jeffrey L. Berenson sold 200,000 shares of Common Stock on the open market at a weighted average price of $27.75 per share; and

•	On December 14, 2012, Jeffrey L. Berenson transferred 1,066,740 shares of Common Stock (The “Trust Shares”) to the Berenson Family 2012 Trust I u/a/d 12/5/12 (the “Trust”). Jeffrey L. Berenson is a Trustee of the Trust and continues to have power to vote and dispose of the Trust Shares.

(d)	Not applicable.

(e)	Jeffrey L. Berenson has ceased to be the beneficial owner of more than five percent of Common Stock as of December 11, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2012

By:	/s/ Jeffrey L. Berenson
Name: Jeffrey L. Berenson